LAWRENCE SEIDMAN, ESQ.
                                 100 Misty Lane
                              Parsippany, NJ 07054
                                 (973) 952-0405
                               (973) 781-0876 fax
                                 March 14, 2006

Via Federal Express
Mr. Michael Pressman, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Yardville National Bancorp
     PREC 14A filed by Committee to Preserve Shareholder Value
     Filed on March 2, 2006
     File No. 1-10518

Dear Mr. Pressman:

        I am writing in response to your March 10, 2006 comment letter. The responses are numbered to correspond to the format of your comment letter.

General

Comment:

          1. Revise these materials and any future materials, to clearly characterize each statement or assertion of opinion or belief as such. Note that a reasonable factual basis must exist for each such opinion or belief and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Please note, for example:
              o  You state on page 3 that "the Company violated the agreement."
              o On page 4 you make several claims regarding the "bumps in the road"

Response:

          1. (A) The following sentences have been added: " Mr. Seidman's opinion is based upon the Company's refusal to allow him to meet with the Board of Directors, or attend any meetings with investment bankers he recommended to the Company. The Company also would not provide Mr. Seidman with requested information so he could respond to certain issues he had raised."

Response

              Changed title to:  The Company Has Incurred Several Problems

          1.  (B) The following changes have been made to page 4, paragraph
              1: "Mr. Ryan has described several of the Bank's past operational difficulties as "bumps in the road." The following are situations which, in Mr. Seidman's opinion, were not beneficial to the Company. The only incident listed below specifically referred to by Mr. Ryan as a "bump in the road" was the raising of the $700 million described herein."

              Page 4, paragraph 2, "One such bump occurred in 2001..." has been deleted and changed to "In 2001..."

              Page 4, paragraph 3, "The next bump occurred in the fourth..." has been deleted and changed to "In the fourth..."

Comment:

          2. You identify each member of the committee to preserve shareholder value as a participant in the solicitation. See Instruction 3(a)(ii) and (iii) to Item 4 of Schedule 14A. Advise us, with a view toward revised disclosure, why these persons have not been identified as participants on the cover of Schedule 14A.

Response:

          2.  The following will appear on the cover of the Schedule 14A:

                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
                         Seidman and Associates, L.L.C.
                      Seidman Investment Partnership, L.P.
                     Seidman Investment Partnership II, L.P.
                          Broad Park Investors, L.L.C.
                            Federal Holdings, L.L.C.
                      Pollack Investment Partnership, L.P.
                                Lawrence Seidman
                                 Dennis Pollack
                                Patrick Robinson
                                Harold Schechter

Comment:

          3. We understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether the participants intend to wait for the company to provide this required information and before mailing their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how they intend to update the disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.

Response:

          3. The following paragraph from page 2 will be deleted and included in a supplemental letter to be sent to the Shareholders after the company mails its proxy material:
              "Please refer to the Company's proxy statement for a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify each proposal, information about the Company's Officers and Directors, including compensation, information about the ratification of the appointment of KPMG, LLP, as independent auditors and the date by which Shareholders must submit proposals for inclusion at the next Annual Meeting."

Comment:

          4. Please expand your disclosure to discuss the bylaw prohibiting Mr. Seidman from being a director in greater detail. Please explain why the by-law prohibits Mr. Seidman from serving as a director, why your counsel believes the by-law is unenforceable and address the timing of any the lawsuits pertaining to the matter.

Response:

          4. The original paragraph has been amended as follows and will include a footnote on page 1: "On January 25, 2006, the Company's Board of Directors amended its By-laws and added Article II,
              Section 10 to its By-laws, which provided for certain qualifications of directors. See Form 8-K dated January 25, 2006, and filed on January 31, 2006.** It is the Company's position that the By-laws prohibit Mr. Seidman from being a director because he had a Cease and Desist Order entered against him which is covered by the amended By-laws. It is Mr. Seidman's counsel's opinion that the By-law amendment is unenforceable and not applicable to Mr. Seidman because he nominated himself before the amended By-laws were approved and because his Cease and Desist Order is not covered by the amended By-laws. A lawsuit challenging the By-law has been instituted by way of an Order to Show Cause in the Superior Court of New Jersey (Chancery Division) Passaic County. Therefore, Mr. Seidman's ability to be a nominee will be decided by the Court. Therefore, four (4) nominees have been nominated and if Mr. Seidman is eligible to be a director, Schechter's nomination will be withdrawn. If not, Mr. Schechter will be the nominee."

              -----------
              **Article II Section 10(b) of the amended By-laws provides:

              Director Qualifications. A person is not qualified to serve as a director if he or she ....(b) is a person against whom a federal or state bank regulatory agency has issued a cease and desist order for conduct involving an unsafe or unsound practice in conducting the affairs of an insured depository institution, dishonesty, breach of trust, or money laundering, which order is final and not subject to appeal...

Comment:
              The Company has incurred too many bumps in the Road, page 4.

          5. Please provide us with a copy of the peer group analysis referenced on page 5.

Response:

          5. Enclosed please find a two page schedule entitled "Peer Group Analysis".

Comment:
              The Price Received By All New Jersey Banks in the Last Two Years, page 7


          6. Please confirm the Staffs understanding that the chart includes all New Jersey commercial bank acquisitions during the years noted or if you have utilized a particular set of transactions, please revise to explain why you have selected these transactions in particular.

Response:

          6. The chart includes all New Jersey commercial bank acquisitions during 2004 and 2005 with a market value greater than $25 million as noted thereon. The following sentence has been added to the paragraph referencing that the source of ratios is SNL Financial DataSource on pages 9 and 12: "SNL Financial is a nationally recognized company which collects, organizes, and distributes financial data for financial companies."

Comment:

          7. Please provide us with copies of the SNL materials from which you derive your analyses.

Response:

          7. Four pages titled Custom Report: M&A Deals from SNL Financial are being sent you under separate cover.

Comment:
              Mr. Seidman's Past History of Promoting the Maximization of Shareholder Value, Page 10

          8. Please expand your disclosure to explain in greater detail why you believe the actions of

              Mr. Seidman resulted in the outcomes discussed and why the outcomes discussed constitute the "maximization of shareholder value."

Response:

              Changed title to: Mr. Seidman's Past History with Certain Financial Institutions

          8. The following sentence was added in this section: "The following is Mr. Seidman's history with respect to certain financial institutions. Shareholders should not imply a correlation between Mr. Seidman's actions and the actions taken by the following financial institutions. It must be remembered, that with respect to the companies where Mr. Seidman, or his nominees, were on the board, they were a minority on the board. Where a company was sold after Mr. Seidman filed a Schedule 13D, and Mr. Seidman had no nominees on the Board, Mr. Seidman could not exert any influence on the board with respect to any decisions."

Comment:

              Solicitation Expenses, Page 15

          9. Please expand your disclosure to explain what effect broker non-votes will have on the vote. Refer to Item 21(b) of Schedule 14A.

Response:

          9. Since this is a contested election for directors, I do not anticipate there will be any broker non-votes. The broker non-votes should have no effect on the outcome of the vote.

              The following was added on page 2: "Every Shareholder should be aware that if his shares are held through a bank, brokerage firm, or other nominee, they will not be able to change their vote at the Annual Meeting, unless they obtain a legal proxy from the bank, brokerage firm, or other nominee. Since this is a contested election for directors, there should not be any broker non-votes. Broker non-votes occur when a bank or brokerage firm holding shares on behalf of a shareholder does not receive voting instructions from the shareholder by a specified date before the Annual Meeting and the bank or brokerage firm is not permitted to vote those undirected shares on specified matters under applicable stock exchange rules. Thus, if you do not give your broker specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval.

Comment:
              Form of Proxy

          10. If you name your substitute nominee on your proxy card, please revise the card to more clearly identify Mr. Schechter as the substitute or provide a separate conditional proposal for the ejection of Mr. Schechter.

Response:

          10. Added to proxy card: "Until the issue of Mr. Seidman's eligibility is determined by the Superior Court of New Jersey, Chancery Court of Passaic County, if you vote for Mr. Seidman, and he is not eligible, your vote will be cast for Mr. Schechter. If Mr. Seidman is eligible, then your vote will be cast for Mr. Seidman.

Comment:

          11. Please revise the proxy card to identify all persons on whose behalf the solicitation is being made. Refer to Item 4(a)(2) of Schedule l4A and Rule 14a-4(a)(1) of Regulation 14A

Response:

          11. On page 27 the following was added: "THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF YARDVILLE NATIONAL BANCORP BY THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE AND FOR THE COMMITTEE NOMINEES LISTED BELOW."


                                            Very truly yours,


                                            By: /s/ Lawrence B. Seidman
                                                --------------------------------
                                                Lawrence B. Seidman

                               Peer Group Analysis

                                                                TOTAL
                                                               ASSETS    ROAA    ROATE
                                                            MSTRCTQTR     LTM      LTM
        COMPANY NAME                               TICKER      ($000)     (%)      (%)
        ---------------------------------------    ------   ---------    ----    -----
        1st Source Corporation                     SRCE     3,511,277    1.00    11.41
        BancFirst Corporation                      BANF     3,223,030    1.39    17.13
        Bank of the Ozarks, Inc.                   OZRK     2,134,882    1.65    24.23
        Banner Corporation                         BANR     3,040,555    0.41       NA
        Capital City Bank Group, Inc.              CCBG     2,622,110    1.22    18.10
        Capitol Bancorp Ltd.                       CBC      3,475,721    1.08       NA
        Centennial Bank Holdings, Inc.             CBHI     2,540,169      NA       NA
        Chemical Financial Corporation             CHFC     3,749,316    1.40    12.82
        City Holding Company                       CHCO     2,502,597    2.09    22.51
        Columbia Banking System, Inc.              COLB     2,377,322    1.29    16.54
        Community Banks, Inc.                      CMTY     3,332,430    0.96    12.12
        Community Trust Bancorp, Inc.              CTBI     2,849,213    1.22    19.31
        EuroBancshares, Inc.                       EUBK     2,391,283    0.74    10.00
        Farmers & Merchants Bank of Long Beach     FMBL     3,060,776    1.75     9.10
        Financial Institutions, Inc.               FISI     2,022,392    0.10       NA
        First Busey Corporation                    BUSE     2,263,422    1.28    26.26
        First Community Bancorp                    FCBP     3,226,411    1.68    37.32
        First Financial Bancorp                    FFBC     3,690,808    1.00       NA
        First Financial Bankshares, Inc.           FFIN     2,733,827    1.80    20.37
        First Financial Corporation                THFF     2,136,918    1.07     8.98
        First Merchants Corporation                FRME     3,237,079    0.95    18.38
        First National Bank Alaska                 FBAK     2,230,039    1.62     8.15
        First Oak Brook Bancshares, Inc.           FOBB     2,229,292    0.78    12.46
        First State Bancorporation                 FSNM     2,157,571    1.08    19.73
        Frontier Financial Corporation             FTBK     2,637,005    2.09    19.20
        Glacier Bancorp, Inc.                      GBCI     3,706,344    1.52    23.78
        Great Southern Bancorp, Inc.               GSBC     2,081,155    1.14       NA
        Hanmi Financial Corporation                HAFC     3,414,252    1.79    30.25
        Harleysville National Corporation          HNBC     3,117,359    1.28    16.28
        Heartland Financial USA, Inc.              HTLF     2,818,332    0.84    16.79
        Hudson Valley Holding Corp.                HUVL     2,058,116    1.60       NA
        IBERIABANK Corporation                     IBKC     2,850,284    0.81    13.86
        Independent Bank Corp.                     INDB     3,041,685    1.11    20.56
        Independent Bank Corporation               IBCP     3,355,848    1.45    27.24
        Integra Bank Corporation                   IBNK     2,708,142    0.99    17.07
        ITLA Capital Corporation                   ITLA     3,051,196    0.89    12.32
        Lakeland Bancorp, Incorporated             LBAI     2,206,033    0.94    21.51
        Main Street Banks, Inc.                    MSBK     2,350,516    1.24    16.06
        Mechanics Bank                             MCHB     2,644,850    0.98    10.70
        Mid-State Bancshares                       MDST     2,391,499    1.58    17.29
        Midwest Banc Holdings, Inc.                MBHI     2,307,608    0.26     3.80
        Old Second Bancorp, Inc.                   OSBC     2,367,830    1.24    19.63
        PrivateBancorp, Inc.                       PVTB     3,494,210    1.12    20.89
        Prosperity Bancshares, Inc.                PRSP     3,585,983    1.42    32.53
        Renasant Corporation                       RNST     2,398,173    1.03    18.27

                                       Peer Group Analysis

        Republic Bancorp, Inc.                     RBCAA    2,735,556    1.33    16.56
        S&T Bancorp, Inc.                          STBA     3,194,979    1.90       NA
        Sandy Spring Bancorp, Inc.                 SASR     2,459,616    1.41    18.55
        Seacoast Banking Corporation of Florida    SBCF     2,132,174    1.07    18.20
        Simmons First National Corporation         SFNC     2,523,768    1.08    15.80
        Southwest Bancorp, Inc.                    OKSB     2,099,639    1.01    13.80
        Sterling Bancorp                           STL      2,056,042    1.24    18.67
        Sterling Bancshares, Inc.                  SBIB     3,726,859    1.02    14.40
        Sterling Financial Corporation             SLFI     2,965,737    1.39    20.67
        Sun Bancorp, Inc.                          SNBC     3,102,489    0.63    14.79
        Taylor Capital Group, Inc.                 TAYC     3,280,672    1.05    19.96
        Texas Capital Bancshares, Inc.             TCBI     3,042,235    0.97    13.68
        Tompkins Trustco, Inc.                     TMP      2,106,870    1.36    17.41
        U.S.B. Holding Co., Inc.                   UBH      2,758,226    1.19    18.09
        Unizan Financial Corporation               UNIZ     2,459,931    0.74     9.65
        W.T.B. Financial Corporation               WTBFB    2,981,162    1.33    14.79
        Washington Trust Bancorp, Inc.             WASH     2,402,003    0.98    19.60
        Western Alliance Bancorporation            WAL      2,857,271    1.13    14.85

        Yardville National Bancorp                 YANB     2,956,731    0.72    12.78

Average:                                                    2,765,240    1.19    17.50
Median:                                                     2,733,827    1.14    17.29